UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 001-38027

CANADA GOOSE HOLDINGS INC.

(Translation of registrant’s name into English)

100 Queen’s Quay East, 22nd Floor

Toronto, Ontario, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Amendment to Agreement Governing Term Loan Facility

On August 21, 2025, Canada Goose Holdings Inc. (the “Company”), its wholly-owned subsidiary, Canada Goose Inc., as borrower, and certain other wholly-owned subsidiaries of the Company entered into an amendment (the “Term Loan Amendment”) to its senior secured term loan facility (the “Term Loan Facility”) with UBS AG, Stamford Branch (as successor in interest to Credit Suisse AG, Cayman Islands Branch), as administrative agent and collateral agent, and certain financial institutions as lenders. The Term Loan Facility was originally entered into on December 2, 2016, with Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, and certain financial institutions as lenders. The Term Loan Amendment provided for, among other things, (i) an extension of maturity of certain existing term loans under the Term Loan Facility in an aggregate principal amount of $85,961,797.11 (the “Extended Term Loans”) and (ii) the borrowing of term loans under the Term Loan Facility in an aggregate original principal amount of $214,038,202.89 (the “Refinancing Term Loans”). The proceeds of the Refinancing Term Loans were used, in part, to refinance in full all of the existing term loans outstanding under the Term Loan Facility (as in effect immediately prior to the Term Loan Amendment) other than the Extended Term Loans (the “Existing Term Loan Refinancing”), and the proceeds not applied in connection with the Existing Term Loan Refinancing may be used by the Company for general corporate purposes. After giving effect to the Existing Term Loan Refinancing, the Extended Term Loans and the Refinancing Term Loans (such loans collectively, the “2025 Refinancing Term Loans”) constitute a single class of term loans under the Term Loan Facility in an original aggregate principal amount of $300,000,000. The 2025 Refinancing Term Loans bear interest at a forward-looking secured overnight financing rate plus a margin of 3.50% for Term SOFR Loans or at a rate equal to the sum of (x) the highest of (i) the federal funds rate plus 0.50%, (ii) the United States prime lending rate and (iii) a forward-looking secured overnight financing rate based on one-month tenor plus 1.00% and (y) a margin of 2.50% for ABR Loans. The 2025 Refinancing Term Loans mature on August 23, 2032, and are subject to quarterly amortization in an aggregate original principal amount of 1.0% per annum. Voluntary prepayments of the Refinancing Term Loans are permitted, in whole or in part, with prior notice, without premium or penalty (except for a call premium in the case of any such voluntary prepayment in connection with certain repricing events within a specified period of time after August 21, 2025).

The foregoing description of the Term Loan Amendment does not purport to be complete and is qualified in its entirety by reference to the Term Loan Amendment, which is attached as Exhibit 99.1. All dollar amounts in this report are stated in United States dollars.

The information contained herein, as well as Exhibit 99.1 to this report of a Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Refinancing Amendment and Seventh Amendment to Credit Agreement, dated as of August 21, 2025, by and among the Company, Canada Goose Inc., certain other subsidiaries of the Company and UBS AG, Stamford Branch (as successor in interest to Credit Suisse AG, Cayman Island Branch).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canada Goose Holdings Inc.

By:	/s/ David Forrest
Name:	David Forrest
Title:	General Counsel

Date: August 25, 2025